UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 3, 2025

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In the Matter of

Red Oak Capital Fund VI, LLC **5925 Carnegie Boulevard, Suite 110** **Charlotte, NC 28209**	**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12095

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       Red Oak Capital Fund VI, LLC filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment to the offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the post-qualification amendment to the offering statement be declared abandoned on March 3, 2025.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief